Exhibit 99.1

Husky Energy Increases Net Earnings 135% in 2011 as Production Grows 9%

Calgary, Alberta (February 9, 2012) – Husky Energy Inc. recorded a 135 percent increase in net earnings and a 69 percent increase in cash flow from operations in 2011, driven by strong production growth, higher realized crude oil prices and improved upgrading and refining margins. Production for the year was at the high end of guidance at an average of 312,500 barrels of oil equivalent per day (boe/day), compared to 287,100 boe/day in 2010.

Results in the fourth quarter contributed to the momentum, with net earnings increasing 194 percent compared to the same period a year ago, as production grew 14 percent. Production in the fourth quarter averaged 318,900 boe/day.

“The positive results in the fourth quarter capped a solid year of performance for the Company,” said CEO Asim Ghosh. “We were able to capitalize on improved crude oil prices and refining margins by increasing production and by maintaining high operational performance in our upgrading and refining facilities.”

In addition to the strong financial performance, the Company achieved a number of key milestones in bringing forward major projects in its three growth pillars in the Asia Pacific Region, Oil Sands, and the Atlantic Region. The Liwan Gas Project in the South China Sea was sanctioned with significant progress made towards production; major construction and drilling activity commenced on the Sunrise Energy Project in the oil sands; and first production was achieved at the West White Rose satellite field offshore Newfoundland.

Key 2011 and fourth quarter highlights include:

Performance Targets Achieved

•	Annual production increased nine percent, compared to target of compound annual growth of three to five percent.

•	Reserves replacement ratio is expected to be in the range of 170 percent, compared to target of 140 percent.

•	Netbacks increased 23 percent year over year, driven by higher crude prices and refining margins and strong operational performance.

•	Return on capital employed (ROCE) increased five percentage points this year, aided by higher commodity prices and refining margins and strong operational performance.

Financial

•	Net earnings for the year of $2.2 billion, or $2.34 per share (diluted), compared with $947 million, or $1.05 per share (diluted) in 2010.

•	Cash flow from operations of $5.2 billion in 2011, or $5.58 per share (diluted), compared to cash flow of $3.1 billion, or $3.60 per share (diluted) in 2010.

•	Net earnings in the fourth quarter of $408 million, or $0.42 per share (diluted), compared to $139 million, or $0.16 per share (diluted) in the year-ago period.

•	Cash flow from operations in the fourth quarter of $1.2 billion, or $1.24 per share (diluted), compared to $685 million, or $0.80 per share (diluted) in the same quarter of 2010.

•

Items of note impacting results in the fourth quarter include an impairment charge related to natural gas properties in Western Canada and higher exploration and evaluation expense. Excluding these two items, the underlying earnings for the quarter would be $532 million.

Operations

•	Production for the year averaged 312,500 boe/day, compared to 287,100 boe/day in 2010.

•	Fourth-quarter production of 318,900 boe/day represents a 14 percent increase over the 280,500 boe/day average for the fourth quarter of 2010.

•	Combined throughput at the Company’s refineries and upgrader averaged 317,000 bbls/day in 2011, compared to 304,000 bbls/day in 2010. Fourth quarter throughput was 324,000 bbls/day.

•	Achieved significant progress at the Liwan Gas Project in the South China Sea with construction accelerating on major onshore and offshore facilities.

•

More than half of the planned 49 steam-assisted gravity drainage (SAGD) wells for Phase 1 of the Sunrise Energy Project completed, and full drilling program on track for completion in second half of 2012.

•	Filed an application to include the Hibernia reservoir in the development plan for the North Amethyst field in the Atlantic Region, utilizing existing infrastructure.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

	Three Months Ended			Twelve Months Ended
(Cdn $ millions) (1)	Dec. 31 2011	Sept. 30 2011	Dec. 31 2010	Dec. 31 2011	Dec. 31 2010
1) Daily Production, before royalties
Total Equivalent Production (mboe/d)	319	309	281	313	287
Crude Oil and NGLs (mbbls/d)	219	207	198	211	203
Natural Gas (mmcf/d)	598	615	494	607	507
2) Total Upstream Netback ($/boe)	41.25	35.88	32.91	38.54	31.32
3) Refinery and Upgrader Throughput (mbbls/d)	324	310	275	317	304
4) Cash Flow from Operations(2)	1,197	1,326	685	5,198	3,072
Per Common Share – Basic ($/share)	1.25	1.40	0.80	5.63	3.60
Per Common Share – Diluted ($/share)	1.24	1.39	0.80	5.58	3.60
5) Net Earnings	408	521	139	2,224	947
Per Common Share – Basic ($/share)	0.42	0.55	0.16	2.40	1.11
Per Common Share – Diluted ($/share)	0.42	0.53	0.16	2.34	1.05
6) Adjusted Net Earnings(1)	481	503	225	2,277	1,029
Per Common Share – Basic ($/share)	0.50	0.53	0.26	2.46	1.21
Per Common Share – Diluted ($/share)	0.50	0.53	0.26	2.44	1.21
7) Capital Expenditures	1,332	1,033	1,433	4,618	3,571
8) Dividend
Per Common Share ($/share)	0.30	0.30	0.30	1.20	1.20

(1)	Figures reflect transition to International Financial Reporting Standards as of January 1, 2011.
(2)	Cash flow from operations and adjusted net earnings are non-GAAP measures. Refer to the MD&A, Section 11 for reconciliation.

2  HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS

Annual average production of 312,500 boe/day was at the high end of the guidance range of 290,000 to 315,000 boe/day. In the fourth quarter production averaged 318,900 boe/day as a result of increased production at the North Amethyst field and additional volumes coming on stream from a pilot at the West White Rose field, both in the Atlantic Region.

“We are pleased with the progress we made to increase near-term production and our 2012 capital expenditure program is designed to build on that momentum,” said Ghosh. “As we have previously indicated, production will be impacted in 2012 as a result of scheduled offstations for the SeaRose Floating Production Storage and Offloading (FPSO) vessel and for the Terra Nova FPSO. Our production growth will not be in a straight line as a result of such maintenance events and new major projects coming on stream, but overall, we remain comfortable with our target of compound annual growth of three to five percent through 2015.”

Fourth-quarter earnings and cash flow were higher compared to the same quarter in 2010, driven by increased production, higher realized crude oil prices and stronger refining margins. This was partially offset by continued weakness in natural gas prices.

Average realized crude oil pricing in the fourth quarter was $88.97 per barrel, compared to $68.87 in the same period of 2010. U.S. refining market crack spreads were stronger in the quarter with the realized refining margin averaging U.S. $14.80 per barrel, compared to U.S. $10.97 per barrel a year ago. U.S. realized refining margins were significantly higher for the year as a whole, at U.S. $17.60 per barrel, compared to U.S. $7.29 per barrel in 2010.

“Downstream results have been a strong story for Husky in 2011 as we achieved high refinery availability, allowing us to take advantage of the higher market crack spreads and the differentials between heavy and light crude oil,” said CFO Alister Cowan. “While crude oil prices remain favourable early in 2012, we are seeing significant volatility in the differentials and crack spreads.”

KEY AREA SUMMARY AND GROWTH UPDATE:

THE FOUNDATION BUSINESS

•	Western Canada

The Company was active across its portfolio in the fourth quarter as it looks to sustain Western Canadian volumes and increase its oil and liquids-rich gas production.

Oil Resource Plays

Husky added to its oil resource land base in Western Canada in the fourth quarter, which now totals approximately 800,000 net acres. The Company is focusing on its highest-potential prospects, drilling 35 gross (33 net) wells in the quarter, compared to a total drilling program for the year of 64 gross (61 net) wells.

At the Oungre Bakken project in south central Saskatchewan, five wells were drilled in the quarter, bringing the total to 12 wells for the year. Results at Oungre have been positive and 12 additional wells are planned for 2012.

Operations accelerated at the Redwater Viking project in Alberta, with eight horizontal wells drilled in the fourth quarter. The majority of the wells are awaiting tie-in and are expected to be on production in the first quarter of 2012. In the southwestern Saskatchewan Viking oil resource play, 10 horizontal wells were drilled in the fourth quarter, for a total of 16 wells in 2011. Approximately 50 Redwater and Saskatchewan Viking wells are planned for 2012.

In the Northwest Territories, drilling operations were initiated in late January 2012 on the first of two vertical evaluation wells in the Central Mackenzie Valley. The wells will collect data to assess the Canol shale formation.

3  HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS

Gas Resource Plays

Husky’s gas resource land base consists of approximately 900,000 acres, with activities focused on liquids-rich gas resource plays at Ansell, Kaybob and Kakwa.

At Ansell last year, a total of 42 (net) Cardium and multi-zone wells were drilled. Construction of additional offload capacity was completed in the fourth quarter, bringing total production capacity at Ansell to over 50 million cubic feet per day (mmcf/day) and 2,000 bbls/day of liquids.

•	Heavy Oil

The Company’s heavy oil strategy is to increasingly transition towards a greater percentage of production from long-life thermal projects, while maintaining production volumes.

Construction of the 8,000 bbls/day Pikes Peak South thermal project is progressing on schedule and was approximately 80 percent complete by year-end. The project is within cost estimates and first oil is expected in mid-2012. The 3,000 bbls/day Paradise Hill thermal development is progressing on schedule and first oil is planned for the third quarter of 2012.

A single well pair thermal pilot achieved first oil at the Company’s Rush Lake project in October and performance is in line with expectations.

GROWTH PILLARS

•	Asia Pacific Region

The Liwan Gas Project in the South China Sea made good progress in the fourth quarter as major construction activity accelerates. Fabrication will continue in 2012 on subsea equipment, the subsea platform base, topsides, and gas plant, with all fabrication expected to be completed by early 2013.

Liwan remains on target for planned first gas delivery in late 2013/early 2014. Production from the Liwan 3-1 and Liuhua 34-2 fields is expected to ramp up through 2014 towards approximately 300 mmcf/day.

In December, the Government of China approved the Original Gas In-Place (OGIP) report for the Liuhua 29-1 field, the third significant discovery on Block 29/26. Front-end engineering and design (FEED) will now begin. Once the Liuhua 29-1 field is developed, the full Liwan project is expected to reach gross production of approximately 500 mmcf/day in the 2015 timeframe. Husky has a 49 percent ownership in production from the block.

Offshore Indonesia, tendering of equipment and services for the Madura BD field development continued in the fourth quarter. First gas production from the Madura BD field is expected in 2014.

In 2011, the Company drilled two successful delineation wells in the Madura Straits Block which confirmed additional commercial quantities of gas in the MDA and MBH fields. The MBH-1 exploration well, drilled in the fourth quarter, was successful with a new gas discovery and tested at an equipment-restricted rate of 18.1 mmcf/day. It is anticipated the MBH field could be developed in tandem with the MDA field and a plan of development is expected to be filed in 2012. Husky has a 40 percent ownership interest in production.

The Company will continue its exploration program on the Madura Straits Block in 2012 with about six wells planned. The planned wells are near existing infrastructure, increasing the ability to advance their commercial development if proven successful.

4  HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS

•	Oil Sands

Phase 1 of the Sunrise Energy Project continues to progress on schedule towards planned first production in 2014. More than half of the 49 planned SAGD well pairs for the 60,000 bbls/day (30,000 bbls/day net to Husky) project are complete and drilling costs are trending on budget.

Construction activities are accelerating on site, with installation of foundations for the central processing facility continuing and the delivery of the first major equipment commencing in January. Construction of a 1,500-person worker camp is expected to be completed by the end of the first quarter.

A contract for the Design Basis Memorandum and FEED for the next development stage of the Sunrise project was awarded in the fourth quarter and FEED is expected to be completed in 2013.

•	Atlantic Region

The Atlantic Region continued to deliver strong production levels in the quarter with the North Amethyst satellite development performing at design targets of 37,000 boe/day and the West White Rose pilot contributing incremental volumes.

The Company filed an application in the fourth quarter to amend the development plan for North Amethyst to include the deeper Hibernia formation. Development drilling will continue at North Amethyst in the Ben Nevis reservoir in 2012 and an infill well will be drilled at the main White Rose field to facilitate incremental oil recovery.

Evaluation of a wellhead and drilling platform for future development of resources in the White Rose region is advancing and contracts to support pre-FEED and FEED are expected to be awarded in the first half of 2012.

Preparations are progressing towards executing a scheduled offstation for the SeaRose FPSO in the second quarter of 2012. The offstation is expected to last approximately 125 days and is forecast to impact production by about 12,000 bbls/day, averaged over the entire year. A 21-week dockside maintenance program scheduled for the Terra Nova FPSO in the second half of 2012 is similarly forecast to impact production by about 4,000 bbls/day averaged over the year. Both of these events were reflected in the Company’s production guidance for 2012.

MIDSTREAM / DOWNSTREAM

Husky continues to leverage the strength of its integrated strategy in Heavy Oil and Oil Sands. With refining capacity in the U.S. Midwest market, the Company is able to mitigate volatility in earnings and cash flow from differentials and refining crack spreads.

Husky’s refineries and upgrader achieved strong operational performance during the year, allowing the Company to capitalize on higher market crack spreads and differentials. Throughput averaged 317,000 bbls/day in 2011, compared to 304,000 in 2010. During the year, the Lloydminster Upgrader set three monthly throughput records.

Construction commenced on a 20,000 bbls/day kerosene hydrotreater at the Lima, Ohio Refinery which is expected to increase jet fuel production. The hydrotreater is expected to be operational in the first half of 2013.

A 300,000 barrel storage tank at the Hardisty terminal in Alberta is on target to be in service in early 2012. The tank will facilitate moving volumes to U.S. Petroleum Administration for Defense Districts (PADD) II and PADD III markets.

5  HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS

CORPORATE DEVELOPMENTS

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ending December 31, 2011. The dividend will be payable on April 2, 2012, to shareholders of record at the close of business on March 6, 2012.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period January 1, 2012 to March 31, 2012. The dividend of $0.27813 per Series 1 Preferred Share will be payable on April 2, 2012 to holders of record at the close of business on March 6, 2012.

CONFERENCE CALL

A conference call will take place on February 9, at 9 a.m. (11 a.m. Eastern Time) to discuss Husky’s fourth quarter results. To listen live to the conference call, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

Asim Ghosh, CEO, Alister Cowan, CFO, Rob Peabody, COO, Terrance Kutryk, VP, Midstream & Refined Products and Bob Baird, VP, Downstream, will participate in the call. To listen to a recording of the call, available at 11 a.m. (Mountain Time) February 9, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010
Passcode:	2658 followed by the # sign
Duration:	Available until April 5, 2012

An audio webcast of the call will also be available for approximately 90 days via Husky’s website, www.huskyenergy.com, under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com.

FORWARD-LOOKING STATEMENT

Certain statements in this document are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “is targeting,” “estimated,” “forecast,” “intend,” “plan,” “projection,” “could,” “aim,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts and are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this document include, but are not limited to: 2011 forecasts for the Company’s proved reserves replacement ratio; drilling plans, including anticipated timing of completion of Phase 1 of the Sunrise Energy Project; target compound annual growth rate through 2015; 2012 drilling plans at the Company’s

6  HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS

Oungre Bakken project; expected timing of tie-in and production at the Company’s Redwater Viking project; 2012 drilling plans at the Company’s Redwater and Saskatchewan Viking projects; expected daily production levels at the Company’s Pikes Peak South thermal project; expected timing of first production at the Company’s Pikes Peak South thermal project; expected daily production levels and timing of first production at the Company’s Paradise Hill thermal development; construction plans and anticipated date of completion of construction at the Company’s Liwan Gas Project; anticipated timing of first gas delivery at Liwan; anticipated production growth and daily production at the Liwan 3-1 and Liuhua 34-2 fields; expected gross production of the full Liwan project by 2015; anticipated timing of first gas production at the Madura BD field; potential development plans on the Madura Straits block; 2012 exploration and drilling plans and anticipated timing of regulatory filings with respect to the Madura Straits block; planned timing of first production at the Company’s Sunrise Energy project; anticipated daily production at the Sunrise Energy project; timing of construction of planned infrastructure at the Sunrise Energy project; expected timing of completion of FEED for the next development stage of the Sunrise Energy project;2012 drilling plans at the Company’s North Amethyst and White Rose fields; anticipated timing of awarding of contracts to support pre-FEED and FEED for future development of resources in the White Rose region; timing, duration, and expected impact to production of scheduled offstations for the SeaRose FPSO and Terra Nova FPSO; expected timing of construction and expected outcome of operations of construction of a kerosene hydrotreater at the Lima refinery; and the expected timing and outcome of construction of a 300,000 barrel storage tank at the Hardisty terminal.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

The Company’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Non-GAAP Measures

This document contains the term “underlying earnings,” which is a non-GAAP measure of net earnings adjusted for certain items that are not an indicator of the Company’s on-going financial performance. Husky’s determination of underlying net earnings, which is a non-GAAP measure, does not have a standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other users.

The following table shows the reconciliation of underlying earnings to net earnings:

(millions of dollars)		Dec. 31 2011
Non-GAAP	Underlying Earnings	$532
	Impairment of property, plant and equipment	52
	Exploration and evaluation expenses	72

GAAP	Net Earnings	$408

7  HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS

This document contains the term return on capital employed (“ROCE”) which measures the return earned on long-term capital sources such as long term liabilities and shareholder equity. ROCE is presented in Husky’s financial reports to assist management in analyzing shareholder value. ROCE equals net earnings plus after-tax finance expense divided by the two-year average of long term debt including long term debt due within one year plus total shareholders’ equity. Husky’s determination of ROCE does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The 2011 expected reserve replacement ratio was determined by taking the Company’s expected 2011 incremental proved reserve additions divided by expected 2011 upstream gross production. The 2011 netback was determined by taking 2011 upstream netback (sales less operating costs less royalties) divided by 2011 upstream gross production.

This release contains information with respect to the equipment constrained flow rates of an exploration well on the Madura Straits block. This result relates only to anticipated results from resources which have not yet been fully evaluated and is not necessarily indicative of long-term performance or of ultimate recovery. Potential recovery of resources from the Madura Straits block is subject to certain risks and uncertainties, including competition, delays and cost overruns of capital projects, operational risks and hazards, environmental regulation, general economic conditions, cost or availability of oil and gas field equipment, government approvals, acts of nature, negotiations of adequate gas sales/pricing, availability of markets, competition from other energy sources, and climatic conditions.

For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088

8  HUSKY ENERGY INC. – 2011 FOURTH QUARTER RESULTS